Filed by Sanofi-Synthélabo
Pursuant to Rule 165 and Rule 425(a) under the United States Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
United States Securities Exchange Act of 1934, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: February 17, 2004

     On February 16, 2004, Sanofi-Synthelabo issued the following press release.

     In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located. At the appropriate time, Sanofi-Synthélabo will file a Statement on Schedule TO with the SEC. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus and the Statement on Schedule TO (when available), and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary prospectus and related exchange offer materials, and the final prospectus and Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at the appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthélabo or its duly designated agent.

* * * *

Investor Relations	Paris, February 16, 2004

OUTSTANDING 2003 PERFORMANCE

➢	SALES GROWTH, 15.6% ON A COMPARABLE BASIS

➢	2003 EPS* GROWTH, 21.5%

➢	VERY POSITIVE R&D RESULTS

*Earnings per share before exceptional items and goodwill amortization

YEAR ENDING DECEMBER 31, 2003:

➢	Strong sales growth:
•	Consolidated sales: 8,048 million euros up 15.6% on a comparable basis [1] , 8.1% on a reported basis
•	Developed sales up 20.4% on a comparable basis to 10,560 million euros
➢	Gross margin ratio up by 0.8 percentage point to 82.3% (up by 2 points at 2002 exchange rate)
➢	R&D expenses up 8.0% (14.7% at 2002 exchange rates)
➢	Operating profit up 17.6% (34.4% at 2002 exchange rates)
➢	Net income [2] up 17.7% to 2,069 million euros (31.2% at 2002 exchange rates)
➢	EPS [2] up 21.5% to 2.94 euros (35.5% at 2002 exchange rates)

VERY POSITIVE NEW R&D RESULTS
➢	Very positive results from phase III clinical trials on rimonabant, dronedarone and Ambien ® CR (zolpidem MR),
➢	Favorable phase IIb trials on saredutant (depression) and SR 121463 (aquaretic).

2004 OUTLOOK

The Chairman, Jean-François Dehecq said that barring major adverse events and based on the current Group structure the 2004 growth prospects are strong:
➢	Consolidated sales: comparable-basis growth similar to 2003
➢	EPS [2] : around 15% growth at an exchange rate of 1.25 dollars to the euro, accompanied with an acceleration in R&D expenses

PUBLIC OFFER FOR AVENTIS SHARES ANNOUNCED ON JANUARY 26, 2004
-	Visa AMF n° 040090 obtained on February 12

In accordance with article 7 of COB regulation n°2002.04, this press release was transmitted to “Autorité des Marchés Financiers” before its release.

[1]	see attached explanatory notes
[2]	Before exceptional items and goodwill amortization
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The consolidated financial statements of the Group for the year ended December 31, 2003, were examined by the Audit Committee at its meeting on February 12, 2004 and fixed by the Board of Directors meeting on February 13, 2004. The statutory auditors will issue an opinion without qualification on the consolidated financial statements for the year ended December 31, 2003.

Sanofi-Synthélabo generated consolidated sales of 8,048 million euros in 2003, an increase of 15.6% on a comparable basis 3 (8.1% on a reported basis). Currency fluctuations had an unfavorable impact of 7.2 percentage points. Of this, over half was due to the weakening of the US dollar, and the rest to the weakness of some Latin American and Asian currencies. Changes in Group structure had an unfavorable impact of 0.3 of a percentage point.

•	Gross profit increased by 9.1% to 6,620 million euros. Gross margin ratio to sales rose once again, from 81.5% to 82.3% in 2003, an improvement of 0.8 of a percentage point. This improvement was due to product mix, productivity and royalties on Plavix ® and Avapro ® . At 2002 exchange rates, gross margin would have risen by 2 percentage points to 83.5%.

•	Research and development expenses were 8.0% higher at 1,316 million euros, representing 16.4% of sales. At 2002 exchange rates, the increase in research and development expenses would have been 14.7%. Most of this growth was due to ongoing clinical trials programs covering products already on the market Plavix ® , Aprovel ® /Avapro ® and in phase III rimonabant, Ambien ® CR (zolpidem MR), idraparinux, dronedarone, tirapazamine, SR 57667, xaliprodene, etc.

•	Selling and general expenses reached 2,477 million euros, a rise of 2.0%. At 2002 exchange rates, selling and general expenses would have risen by 9.2%. This increase was mainly due to an intensification of marketing efforts in the United States designed to support the strong growth of our blockbusters and prepare for the launch of Uroxatral ® , along with ongoing investment in marketing in Europe.

•	Other operating income and expenses, comprising mainly of profit transfers in respect of joint operations with Bristol-Myers Squibb, showed net income of 248 million euros, compared with 190 million euros in 2002, a rise of 30.5%. In 2003, Sanofi-Synthélabo’s share of profits generated by Plavix ® and Avapro ® in North America, the territory managed by Bristol-Myers Squibb, amounted to 436 million euros, versus 348 million euros in 2002. Conversely, profits paid to Bristol-Myers Squibb in respect of the territory managed by Sanofi-Synthélabo totaled 173 million euros, compared with 142 million euros in 2002.

•	Operating profit rose 17.6% to 3,075 million euros. Group operating margin advanced by more than 3 percentage points to 38.2%, versus 35.1% in 2002. At 2002 exchange rates, operating profit growth would have been 34.4%. If the

[3]	see attached explanatory notes

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net gains arising from the Group’s currency hedging policy had been recognized at operating level, operating profit would have risen by 19.4%.

•	Net financial income was 155 million euros, compared with 85 million euros in 2002. The reduction in the Group’s invested average cash position due to the share buyback program initiated in 2002, coupled with lower interest rates, led to a decline in investment income. However, this was more than offset by a net foreign exchange gain of 103 million euros (48 million euros in 2002), and by the reversal of 2 million euros of impairment provisions against treasury shares held in connection with stock option plans (compared with a net increase of 46 million euros in the 2002 provision).

•	Income taxes came to 1,058 million euros, versus 746 million euros in 2002. The Group’s effective tax rate was 33.9%, compared with 28.9% in 2002. In 2002, the effective tax rate was abnormally low due to write back of provisions and to the absence of any tax on the share of Lorex profits paid over to Pharmacia.

•	Minority interests amounted to 3 million euros, compared with 87 million euros in 2002. In 2002, minority interests represented primarily the share of profits in the Lorex joint venture paid to Pharmacia for the period from January 1, 2002 to April 16, 2002, the date on which Sanofi-Synthélabo bought out Pharmacia’s 51% interest in Lorex.

•	Net income rose by 18.0% to 2,076 million euros. At 2002 exchange rates, the increase would have been 31.6%. Earnings per share was 2.95 euros, compared with 2.42 euros in 2002, a rise of 21.9%. At 2002 exchange rates, the increase would have been 36.0%. The difference between growth in net income and growth in earnings per share was mainly due to the share buyback program initiated in 2002. The average number of shares used to calculate earnings per share for 2003 was 702.75 million, compared with 727.69 million in 2002.

•	Net income before exceptional items and goodwill amortization increased by 17.7% to 2,069 million euros. At 2002 exchange rates, the increase would have been 31.2%.

•	Earnings per share before exceptional items and goodwill amortization was 2.94 euros in 2003, an increase of 21.5% compared with the 2002 figure of 2.42 euros. At 2002 exchange rates, the increase would have been 35.5%. This 21.5% growth rate beats the guidance [4] given by the Group in September 2003 for 2003 EPS [5] .

Net cash provided by operating activities increased by 35% to 2,266 million euros, following the substantial tax payments of 2002. Total investment during the year was 380 million euros, compared with 1,435 million euros in 2002, a figure which included the acquisition of Pharmacia’s 51% interest in Lorex.

[4]	Growth of close to 20% in EPS before exceptional items and goodwill amortization at an average annual rate of 1.10 dollars to the euro, equivalent to 19% growth based on the actual average dollar/euro rate for 2003 (1.13 dollar to the euro).
[5]	Before exceptional items and goodwill amortization

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Under the share buyback programs authorized by the General Meetings of May 22, 2002 and May 19, 2003 and keeping market conditions in context, Sanofi-Synthélabo acquired 20.1 million shares during 2003 for a total of 1,017 million euros. As of December 31, 2003, the Group held 36.6 million shares under the share buyback programs implemented since 2002, acquired in the light of market conditions for a total of 1,980 million euros and representing 4.99% of the capital.

There was a net increase in cash and equivalents of 300 million euros during the year, compared with a net decrease of 1,340 million euros in 2002.

The net cash position in the balance sheet as of December 31, 2003 stood at 3,010 million euros (versus 2,672 million euros as of December 31, 2002), including treasury shares amounting to 613 million euros held in connection with stock option plans.

On February 13, 2004, the Board of Directors decided to ask the General Meeting to approve a dividend of 1.02 euros per share, an increase of 21.5% (versus 0.84 euro per share in 2002). This dividend is due for payment on June 3, 2004. However, if the offer has not closed by that date, the Board will arrange for an interim dividend of 0.97 euro per share to be paid on June 3, 2004, with the balance to be paid when the offer closes.

HIGHLY FAVORABLE R&D RESULTS

Very positive phase III results on:
•	Rimonabant in smoking cessation (STRATUS US study) and in obese, dyslipidemic patients (RIO-Lipids study). The rimonabant phase III program is due to be completed at the end of 2004. If results from the phase III studies confirm the results that have just been announced, this compound addressing major health risks could become a very large blockbuster.
•	Dronedarone in atrial fibrillation (EURIDIS and ADONIS studies). These two pivotal studies show dronedarone to be an anti-arrhythmic with a favorable benefit/risk ratio (in particular the absence of any proarrhythmic effect).
•	Ambien ® CR (zolpidem MR) confirms its qualities in the induction, maintenance and duration of sleep (ZOLADULT study). The application for approval of Ambien ® CR will be filed on schedule in the second quarter of 2004.

Very favorable phase IIb results on:
•	Saredutant in depression. These favorable results should enable saredutant to progress to phase III in 2004, making it the second of our depression compounds to enter phase III after SR58611.
•	SR 121463 (aquaretic) in the treatment of syndrome of inappropriate secretion of anti-diuretic hormone (SIADH). The favorable phase IIb results should allow phase III trials to begin in this indication during 2004.

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The development of tirapazamine which is ongoing in head and neck cancer, has been terminated in non small cells lung cancer.

2004 OUTLOOK

The Chairman, Jean-François Dehecq, stated:
“Barring major adverse events and based on the current Group structure 6 , Sanofi-Synthélabo expects in 2004:
–	A similar level of consolidated sales growth, on a comparable basis, to that achieved in 2003,
➢	At an exchange rate of 1 euro per 1.25 dollar, an increase in earnings per share of around 15%, before exceptional items and goodwill amortization, accompanied with an acceleration in R&D expenses”.
He also specified that the sensitivity of this growth rate is 1.2% for a 3 cents change in the euro/dollar exchange rate.

[6]	Including the January 7th agreement with Organon to acquire all of Organon interests relating to Arixtra, idraparinux and other oligosaccharides.

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                                    Sanofi-Synthélabo consolidated statements of income

In millions of euros	2003	2002	Change

Net sales	8,048	7,448	+8.1%
Cost of goods sold	(1,428)	(1,378)	+3.6%

Gross profit	6,620	6,070	+9.1%

Research and development expenses	(1,316)	(1,218)	+8.0%
Selling and general expenses	(2,477)	(2,428)	+2.0%
Other operating income/(expense), net	248	190	+30.5%

Operating profit	3,075	2,614	+17.6%

Intangibles — amortization and impairment	(129)	(129)	—
Financial income/(expense), net	155	85	+82.4%
Exceptional items	24	10	—
Income taxes	(1,058)	(746)	+41.8%
Income from equity investees, net	20	20	—
Goodwill amortization	(8)	(8)	—
Minority interests	(3)	(87)	—

Net income	2,076	1,759	+18.0%

Exceptional items and goodwill amortization, net of income taxes and minority interests	(7)	(1)	—

Net income before exceptional items and goodwill amortization	2,069	1,758	+17.7%

Average number of shares outstanding	702,745,208	727,686,372	—

Earnings per share (before exceptional items and goodwill amortization), in euros	2.94	2.42	+21.5%

Earnings per share, in euros	2.95	2.42	+21.9%

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     Sanofi-Synthélabo simplified consolidated balance sheet

In millions of euros

			LIABILITIES &
			SHAREHOLDERS’
ASSETS	Dec 31, 2003	Dec 31, 2002	EQUITY	Dec 31, 2003	Dec 31, 2002

Total fixed assets	2,712	2,899	Shareholders’ equity	6,323	6,035
Deferred income taxes	472	484	Minority interests	18	17
Inventories, accounts receivable & other current assets	3,187	2,988	Other long-term liabilities	763	796
Short-term investments and deposits, Cash	3,378	3,088	Accounts payable & other short-term liabilities	2,277	2,195
			Debt	368	416

Total assets	9,749	9,459	Total liabilities & shareholders’ equity	9,749	9,459

                                     Sanofi-Synthélabo simplified consolidated statement of cash flows

In millions of euros	2003	2002

Operating cash flow before changes in working capital	2,428	2,260
Changes in working capital	(163)	(584)

Net cash provided by operating activities	2,265	1,676

Total investments	(381)	(1,435)
Asset disposals and other items	31	26

Net cash used in investing activities	(350)	(1,409)

Change in borrowings and other items	(30)	39
Dividends paid	(582)	(476)
Repurchase of own shares	(1,003)	(1,170)

Net cash used in financing activities	(1,615)	(1,607)

Net change in cash and cash equivalents	300	(1,340)

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2003 consolidated sales by geographical region

In millions		2002	2002	Change on a	Change on a reported
of euros	2003	Comparable	Reported	comparable basis	basis

Europe	4,693	4,249	4,304	+10.4%	+9.0%
United States	1,912	1,439	1,689	+32.9%	+13.2%
Rest of the world	1,443	1,276	1,455	+13.1%	-0.8%

Total	8,048	6,964	7,448	+15.6%	+8.1%

2003 consolidated sales of the top 10 products

		2002	2002	Change on a	Change on a
In millions of euros	2003	Comparable	Reported	comparable basis	reported basis

Stilnox ® /Ambien ®	1,345	1,218	1,424	+10.4%	-5.5%
Plavix ®	1,325	964	987	+37.4%	+34.2%
Eloxatin ®	824	365	389	+125.8%	+111.8%
Aprovel ®	683	549	562	+24.4%	+21.5%
Fraxiparine ®	319	314	324	+1.6%	-1.5%
Depakine ®	277	258	267	+7.4%	+3.7%
Xatral ®	222	178	182	+24.7%	+22.0%
Solian ®	148	133	135	+11.3%	+9.6%
Cordarone ®	146	154	162	-5.2%	-9.9%
Tildiem ®	131	138	141	-5.1%	-7.1%

Total	5,420	4,271	4,572	+26.9%	+18.5%

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Explanatory notes:

Except as otherwise noted, all figures in this press release are in French GAAP.

In this press release, we refer to our historical sales as “reported” sales.
In addition to reported sales, we also present and discuss two other non-GAAP indicators that we believe are useful measurement tools to explain changes in our reported sales:

Comparable sales: When we refer to the change in our sales on a “comparable” basis, we mean that we exclude the impact of exchange rate fluctuations and changes in Group structure (acquisitions and divestitures of entities and rights to products as well as change in the consolidation percentage for consolidated entities).

For any two periods, we exclude the impact of exchange rates by recalculating sales for the earlier period on the basis of exchange rates used in the later period.

We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition. Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

For a change in the consolidation percentage of a consolidated entity, the prior period is recalculated on the basis of the consolidation method used for the current period.

Reconciliation of 2002 reported-basis sales to 2002 comparable-basis sales

In millions of euros

2002 reported-basis sales	7,448

Impact of changes in Group structure	-24
Impact of exchange rates	-460

2002 comparable-basis sales	6,964

Developed sales: When we refer to “developed sales” of a product, we mean consolidated sales, excluding sales of products to our alliance partners, but including those that are made through our alliances and which are not included in our consolidated sales (with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel) and Aprovel®/Avapro®/Karvea® (irbesartan), with Fujisawa on Stilnox®/Myslee® (zolpidem), and with Organon on Arixtra® (fondaparinux). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales.

We believe that developed sales are a useful measurement tool because they demonstrate trends in the overall presence of our products in the world market.

Reconciliation of 2003 consolidated sales to 2003 developed sales

In millions of euros

2003 consolidated sales	8,048

Non-consolidated sales of Plavix®/Iscover® net of sales of product to Bristol-Myers Squibb	+1,900
Non-consolidated sales of Aprovel®/Avapro®/Karvea®	+572
Non-consolidated sales of Stilnox®/Myslee®	+36
Non-consolidated sales of Arixtra®	+5

2003 developed sales	10,560

Net Income Before Exceptional Items and Goodwill Amortization. Net income before exceptional items and goodwill amortization is a non-GAAP financial measure that we define as net income excluding the effect of exceptional items and goodwill amortization, net of income tax and minority interests. We have included this non-GAAP financial measure in addition to the corresponding GAAP financial measure net income (which includes the effect of exceptional items and non-cash charges for goodwill amortization) because we consider this non-GAAP financial measure better reflects the underlying business performance of our operations. In addition, we use this measure to assess our financial performance and to compare our financial performance across periods.

Earnings Per Share (EPS) Before Exceptional Items and Goodwill Amortization. EPS before exceptional items and goodwill amortization is a non-GAAP financial measure that we define as net income before exceptional items and goodwill amortization divided by the basic number of shares outstanding calculated using the weighted average number of shares outstanding during the applicable accounting period, adjusted on a time-weighted basis from the date of acquisition to reflect the number of Sanofi-Synthélabo shares held by the Group.

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Important Information

In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located. At the appropriate time, Sanofi-Synthélabo will file a Statement on Schedule TO with the SEC. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus and the Statement on Schedule TO (when available), and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary prospectus and related exchange offer materials, and the final prospectus and Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at the appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthélabo or its duly designated agent.

At the appropriate time, Sanofi-Synthélabo will issue an offer prospectus in accordance with German law, which will be the only document applicable in connection with the public offer made by Sanofi-Synthélabo to holders of Aventis ordinary shares located in Germany (the “German Offer”). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthélabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, when it is commenced, as well as with regard to the information included in the offer prospectus which will be issued in Germany.

This document does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthélabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthélabo expects to send to holders of Aventis securities. The Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus (note d’information), which has been granted visa number 04-0090 by the Autorité des marchés financiers (“AMF”) and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l’Arche, 75450 Paris Cedex 9.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although Sanofi-Synthélabo’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Synthélabo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The following factors, among other risks and uncertainties that are described in our Form 20-F as filed with the SEC on June 25, 2003 and in the Reference Document filed with the French Commission des Opérations de Bourse (now the Autorité des Marchés Financiers) on April 23, 2003, could cause actual results to differ materially from those described in the forward-looking statements: the ability of Sanofi-Synthélabo to expand its presence profitably in the United States; the success of Sanofi-Synthélabo’s research and development programs; the ability of Sanofi-Synthélabo to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and Europe. Sanofi-Synthélabo does not undertake any obligation to provide updates or to revise any forward-looking statements.

Investors and security holders may obtain a free copy of the Form 20-F and any other documents filed by Sanofi-Synthélabo with the SEC at www.sec.gov as well as of the Reference Document filed with the French Autorité des Marchés Financiers at www.amf-france.org or directly from Sanofi-Synthélabo on our web site at: www.sanofi-synthelabo.com.

There will be two information meetings for financial analysts, institutional investors and journalists for presentation of the 2003 earnings. The presentation materials will be available on our web site at: www.sanofi-synthelabo.com.

Paris Information Meeting:

Time:	Monday, February 16, 2004 at 9:30 a.m. (Paris time)
Place:	Four Seasons Hotel George V 31, avenue George V 75008 PARIS

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Presentation in French with simultaneous English translation broadcast live in French and English on our web site at:
www.sanofi-synthelabo.com

London Information Meeting:

Time:	Monday, February 16, 2004 at 3:30 p.m. (London time)
Place:	The Brewery Chiswell Street LONDON EC1Y 4SD

Presentation in English broadcast live on our web site at: www.sanofi-synthelabo.com

In order to provide medical/healthcare journalists with any additional information they may require and to address any questions they may have on the R&D presentation made at the Paris Information Meeting by the Senior Executive Vice President of Scientific Affairs, Gérard Le Fur, a press briefing with medical experts has been organised at 12:00 p.m. in Paris and in Frankfurt at 2:30 p.m. on February 16th.

Investor Relations Department:

Philippe Goupit	Director of Investor Relations
Arnaud Delépine	Investor Relations Europe
Sanjay Gupta	Investor Relations US

Contacts:

E-mail: investor-relations@sanofi-synthelabo.com
Europe	United States
Tel: +33 1 53 77 45 45	Tel: 1 212 551 42 93
Fax: +33 1 53 77 42 96	Fax: 1 212 551 49 92

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